Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

Gold Royalty ANNOUNCEs TOWN HALL MEETING – FEBRUARY 24, 2022

Vancouver, British Columbia – February 17, 2022 – Gold Royalty Corp. (“GRC” of the “Company”) (NYSE American: GROY) is pleased to announce that it will host a Town Hall Meeting on Thursday, February 24 at 8:00 AM PST.

David Garofalo, CEO, President & Chairman of Gold Royalty Corp., and John Griffith, Chief Development Officer will be providing an update to interested stakeholders on the Company’s royalty portfolio including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click the link below:

https://www.bigmarker.com/vid-conferences/GoldRoyalty-VID-Forum?utm_bmcr_source=reg

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer (the “Offer”) to acquire the securities of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty is being made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and bid circular and associated letter of transmittal and notice of guaranteed delivery (the “Offer Documents”).

Additional Information

The Offer Documents have been mailed to Elemental shareholders and have also been filed with applicable Canadian and United States securities regulators and are available under Gold Royalty’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Gold Royalty’s website at www.goldroyalty.com.

This news release is not a substitute for the Offer Documents and Elemental shareholders, Gold Royalty shareholders and all other interested parties are encouraged to read the Offer Documents.

Notice to U.S. Shareholders

Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire the securities of Elemental, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.